Exhibit 4.7

8 November 2016

Stefano Buono

Chief Executive Officer

Advance Accelerator Applications

20 rue Diesel, 01630

Saint-Genis-Pouilly

France

Dear Mr. Buono:

In response to a request from your Head of Legal Cécile Meynet, this letter is intended to clarify the status of the Clinical Services Agreement (the “Agreement”) between Advanced Accelerator Applications (hereafter to be referred to as “Sponsor”) and Accelovance Europe S.r.l. (hereinafter to be referred to as “Accelovance”) with respect to the clinical trial known as, “A multicenter, stratified, open, randomized, comparator-controlled, paral lel groups phase III study comparing treatment with 177Lu-DOTAO-Tyr3-Octreotate to Octreotide LAR in patients with inoperable, progressive, somatostatin receptor positive midgut carcinoid tumours” (the “Study”). The initial Agreement was entered into by Pierrel Research Italy Spa on 1 November 2011.

With this letter, Accelovance certifies that it is the registered legal entity that has entered into the Agreement with the Sponsor (Italian fiscal code registration number 03777940374) and it will continue to be bound by and honor the terms of the Agreement as modified by subsequent amendments and change orders.

We look forward to continuing to work with you to see the Study th rough to a successful conclusion.

Sincerely,

/s/ Nigel Trim

Nigel Trim

Managing Director

Accelovance Europe S.r.I.

ACCELOVANCE EUROPE S.r.l. Socio Unico – Società soggetta a controllo e coordinamento da parte di ACCELOVANCE, Inc.
Sede Operativa Via Alberto Falck, 20099 Sesto San Giovanni (MI) – Italia Tel: +39 02 2413491 Fax: +39 02 24862961	Sede Legale Via Vittor Pisani, 20 20124 Milano	Cap. Soc. €1.000.000,00 i.v. P. IVA 12396690153 C.F. e N. iscrizione Reg. Imp. Milano 03777940374 www.accelovance.com

Acknowledged and agreeed on behalf of the Sponsor:

ADVANCED ACCELERATOR APPLICATIONS

By:	/s/ Stefano Buono
Name:	Stefano Buono
Title:	Chief Executive Officer
Date:	11/14/2016